July 20, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attn.: Mr. Ronald (Ron) E. Alper, Esq.

Re:	Mobiv Acquisition Corp Registration Statement on Form S-1 Filed July 5, 2022 File No. 333-265353

Dear Ladies and Gentlemen,

On behalf of Mobiv Acquisition Corp (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) dated July 19, 2022, with respect to the above-referenced registration statement on Form S-1 filed on July 5, 2022 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of Units of the Company. Concurrently with this submission, the Company has filed Amendment No. 1 to the Registration Statement.

The responses set forth below are based upon information provided to Rimon P.C. For convenience, we have included the specific comments and headings used in the Comment Letter. On behalf of the Company, we advise you as follows:

Amendment No. 1 to Registration Statement on Form S-1 filed July 5, 2022

Risk Factors

If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates..., page 48

1. We note disclosure in your risk factor on page 54 that your sponsor, officers, directors and affiliates may purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: In response to the Staff’s comment, the Company is pleased to advise that in the event it were to purchase shares from public stockholders for the purpose of voting those shares in favor of a proposed business combination, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act, as follows:

•

the Form S-4 Registration Statement/Proxy Statement filed for the Company’s business combination transaction would disclose the possibility that the Company’s Sponsor or its affiliates will purchase the Company’s securities outside the redemption process, along with the purpose of such purchases;

•	the Company’s Sponsor or its affiliates will purchase the Company’s securities at a price no higher than the price offered through the Company’s redemption process;

•

the Form S-4 Registration Statement/Proxy Statement filed for the Company’s business combination transaction would include a representation that any of the Company’s securities purchased by the Company’s Sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

•	the Company’s Sponsor and its affiliates do not possess any redemption rights with respect to the Company’s securities or, if they possess redemption rights, they waive such rights; and

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P: (202) 935-3390

•	the Company discloses in its Form 8-K, before to the Company’s security holder meeting to approve the business combination transaction, the following material items:

•	the amount of the Company’s securities purchased outside of the redemption offer by the Company’s Sponsor or its affiliates, along with the purchase price;

•	the purpose of the purchases by the Company’s Sponsor or its affiliates;

•	the impact, if any, of the purchases by the Company’s Sponsor or its affiliates on the likelihood that the business combination transaction will be approved;

•

the identities of Company security holders who sold to the Company’s Sponsor or its affiliates (if not purchased on the open market) or the nature of Company security holders (e.g., 5% security holders) who sold to the Company’s Sponsor or its affiliates; and

•	the number of Company securities for which the Company has received redemption requests pursuant to its redemption offer.

Exclusive forum for certain lawsuits, page 177

2. We note that the disclosure states that the exclusive forum provision in your certificate of incorporation will not apply to actions brought under the Securities Act. However, section 12.1 of the amended and restated certificate of incorporation filed as Exhibit 3.2 states “the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.” Please note that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please reconcile or advise.

Response: In response to the Staff’s comment, the Company has revised the language in “Exclusive forum for certain lawsuits” in the Company’s S-1 (page 177) and to Section 12.1 of its form of Amended and Restated Certificate of Incorporation set forth at Exhibit 3.2 to its S-1 to ensure no confusion with the provisions of Section 22 of the Securities Act.

*****

If you have any additional questions regarding any of our responses or the revised Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc: Mr. Peter Bilitsch, Chief Executive Officer, Mobiv Acquisition Corp

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